UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

AC IMMUNE SA

On July 11, 2019, representatives from AC Immune will present at its Key Opinion Leader (“KOL”) meeting held in New York City, using the presentation slides attached as Exhibit 99.1 hereto. A related press release describing certain of the information being presented at the KOL meeting is also attached as Exhibit 99.2 hereto.

This report on Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall be deemed to be incorporated by reference into the registration on Form F-3 (Registration Number: 333-224694), the registration statement on Form F-3 (Registration Number: 333-227016) and the registration statement on Form S-8 (Registration Number: 333-216539) of AC Immune and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: July 11, 2019

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation dated July 11, 2019
99.2	Press Release dated July 11, 2019